Writer's E-Mail: cdavis@kkwc.com
Writer's Direct Dial: 212.880.9865

October 10, 2017
VIA EMAIL AND EDGAR

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549-3628

Re:	Destination Maternity Corporation (the "Company") Preliminary Proxy Statement filed September 28, 2017 Filed by Orchestra-Prémaman S.A. and Yeled Invest S.A. File No. 000-21196
Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated October 10, 2017 (the "Comment Letter") from the Staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced matter. We have discussed the Comment Letter with Orchestra-Prémaman S.A. and the other participants named in the Proxy Statement (collectively, "Orchestra") as necessary and provide the following supplemental responses on their behalf. Unless otherwise indicated, the page references below are to the marked version of the marked copy of the proposed Definitive Preliminary Proxy Statement on Schedule 14A attached to this letter (the "Proxy Statement"). To facilitate the Staff's review, we have reproduced the text of the Staff's comments in italics below, and our responses appear immediately below each comment.

General
1.
We note your response to prior comment 2 and your proposed changed to the disclosure in the proxy statement and proxy card. The proposed change to the Note to Proposal No. 1 appears incorrect. Rather than instructing shareholders to write the name(s) of the nominee(s) they "do not support" it appears that the Note should instruct shareholders to write the name(s) of the nominee(s) they do not wish to vote against. Please advise or revise.

Orchestra acknowledges the Staff's comment and has revised the proxy card accordingly. Please see PDF page 33 of the Proxy Statement.
2.
We note your response to prior comment 3 and we reissue the comment in part with respect to the second bullet point of that comment. The statement indicates that "the company has adopted and then repeatedly publicly discussed major targets, and has repeatedly missed them," yet the disclosure does not provide support of specific quantitative targets and time frames that were publicly disclosed by the company and subsequently not achieved. Please advise or revise.

Orchestra acknowledges the Staff's comment and has revised the foregoing to refer to the Company's stated "goals" instead of "targets" to alleviate the Staff's fair concerns that the word "targets" implied something mathematical. Please see pages 10 of the Proxy Statement.

* * *

The Staff is invited to contact the undersigned at (212) 880-9865 or with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments or if we are now cleared.

Very truly yours,

/s/ Christopher P. Davis

Christopher P. Davis

cc: Rebecca L. Van Derlaske